Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
DERICK S. KAUFFMAN derick.kauffman@dechert.com +1 215 994 2562 Direct +1 215 655 2562 Fax

August 13, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Timothy Levenberg

RE:	Bumble Bee Foods, LLC
Request for Review of Proposed Changes to Exhibit 5.4
File No. 333-166998

Tim:

In connection with our conversation on August 12, 2010 (the “Conversation”), on behalf of Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company and Bumble Bee Capital Corp. (the “Registrants”), we hereby submit for your review the attached change pages to Exhibit 5.4 to the Registrants’ registration statement on Form S-4 (Registration No. 333-166998) (the “Registration Statement”), which are intended to address the comments raised by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission during the Conversation.

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US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Securities and Exchange Commission August 13, 2010 Page 2 of 2

We very much appreciate the Staff’s review of these proposed changes. If you have any questions, please feel free to contact me at (215) 994-2562 or Howard Kleinman at (212) 698-3567. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Derick S. Kauffman

Derick S. Kauffman

cc:	Jill Irvin, Esq.
Mark E. Thierfelder, Esq.
Howard Kleinman, Esq.

Loyens& Loeff (USA) B.V. limited liability company
O F F I C E A D D R E S S	555 Madison Avenue
NEW YORK, NY 10022 U.S.A.
T E L E P H O N E	+1 212 489 06 20
F A X	+1 212 489 07 10
I N T E R N E T	www.loyensloeff.com

To:

CB Holdings GP, LLC acting in its capacity

as general partner of Connors Bros. Holdings, L.P.

CLOVER LEAF SEAFOOD COÖPERATIEF U.A.

CLOVER LEAF SEAFOOD B.V.

CLOVER LEAF SEAFOOD 2 B.V.

Privileged

New York, ~~July-30,~~August 12, 2010

Dear Sir/Madam,

You have requested us, the undersigned, as special counsel on certain matters of Dutch law to the Companies (as defined hereinafter) to render an opinion regarding the transactions contemplated by the Opinion Documents (as defined hereinafter).

Capitalized terms used but not (otherwise) defined herein are used as defined in Schedule I. Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“Articles” means, collectively, the Coop Articles, the CLS Articles and the CLS 2 Articles.

“Board Resolutions” means, collectively, the Coop Board Resolution I, the Coop Board Resolution II, the CLS Board Resolution I, the CLS Board Resolution II, the CLS 2 Board Resolution I and the CLS 2 Board Resolution II.

“CLS” means Clover Leaf Seafood B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, having its official seat (statutaire zetel) in Amsterdam, the Netherlands and having its registered office address at Strawinskylaan 3105 Atrium (1077ZX), Amsterdam, the Netherlands, registered with the Trade Register under number 34316908.

“CLS 2” means Clover Leaf Seafood 2 B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, having its official seat (statutaire zetel) in Amsterdam, the Netherlands and having its registered office address at Strawinskylaan 3105 Atrium (1077ZX), Amsterdam, the Netherlands, registered with the Trade Register under number 34316907.

Loyens & Loeff (USA) B.V. is a private limited liability company with its corporate seat in Amsterdam, the Netherlands, which is registered with the Trade Register of the Chamber of Commerce in Amsterdam, the Netherlands, under number 33195832. Loyens & Loeff (USA) B.V. is affiliated to Loyens & Loeff N.V., a public company with its corporate seat in Rotterdam, the Netherlands, which is registered with the Trade Register of the Chamber of Commerce in Rotterdam, the Netherlands under number 24370566.

AMSTERDAM   —  ANTWERP   —  ARNHEM   —  BRUSSELS   —  EINDHOVEN   —  LUXEMBOURG   —  ROTTERDAM   —  ARUBA/CURACAO   —  DUBAI   —  FRANKFURT   —  GENEVA   —  LONDON   —  NEW YORK   —  PARIS  —  SINGAPORE   —  TOKYO   —  ZURICH

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the objects clauseg in the respective Articles does include the issuance of guarantees, in favour of third parties and group companies. Assuming each Company derives sufficient benefit from the Indenture which assumption is supported by the statement in the relevant Board Resolutions, it is unlikely that the above ultra vires provisions could be successfully invoked by the Companies.

We express no opinion on any law other than Dutch law (unpublished case law not included) as it currently stands. We express no opinion on any laws of the European Communities (insofar as not implemented in the Netherlands in statutes or regulations of general application) unless it concerns EU Regulations (Verordeningen) in effect in the Netherlands on the date of the opinion. In this opinion letter we express no opinion on tax law, on the business merits of the transaction contemplated by the Opinion Documents or on financial assistance rules or on anti-trust law/competition law.

In this opinion letter Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to the concepts described by the same English term as they exist under the laws of other jurisdictions. Furthermore, we note that a term may for the purposes of one area of Dutch law have a meaning that is different from the meaning for the purposes of other areas of Dutch law. In this opinion the meaning to be attributed to an English term shall be the meaning attributed to the equivalent Dutch concept for the purposes of the relevant area of Dutch law.

~~This opinion letter may only be relied upon by any person that is allowed to do so in accordance with this opinion letter under the express condition that any issue of interpretation or liability arising there under will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands.~~ This opinion letter is issued by Loyens & Loeff (USA) B.V.; natural persons or legal entities that are involved in the services provided by or on behalf of Loyens & Loeff (USA) B.V. cannot be held liable in any manner whatsoever. ~~This opinion letter may only be relied upon under the express condition that any liability of Loyens & Loeff (USA) B.V. is limited to the amount paid out under its professional liability insurance policies.~~

This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any of the above documents or any other document examined in connection with this opinion letter except as expressly confirmed herein.

This opinion letter is addressed to you and may ~~only~~ be relied upon by you (and your legal counsel in rendering their opinion in connection with the Registration Statement on Form S-4 to be filed by the Issuers (as defined in the Indenture) with the U.S. Securities and Exchange Commission), any person that is or becomes a Note Holder (as defined in the Indenture) and any potential investor in the Notes in connection with the transactions to which the Opinion Documents relate, ~~and~~under the express condition that any issue of interpretation or liability arising under this opinion letter will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands. This opinion letter may not be disclosed to and relied upon by any other person, firm, company, or institution without our prior written consent~~, save that this opinion letter may be disclosed to and relied upon by any person that is or becomes a Note Holder (as defined in the Indenture) and any potential investor in the Notes.~~

Notwithstanding the foregoing nothing in this opinion shall permit reliance by the group of persons to whom we are not allowed to render services to because such services would result in non-

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